Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Enerplus Corporation (the "Corporation" or "Enerplus")
Suite 3000, 333 -7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

2.	Date of Material Change:

May 16, 2011

3.	News Release:

A news release disclosing in detail the material summarized in this material change report was disseminated by the Corporation through the facilities of CNW Group on May 16, 2011 and would have been received by the securities commissions where the Corporation is a "reporting issuer" and the stock exchanges on which the securities of the Corporation are listed and posted for trading in the normal course of its dissemination.

4.	Summary of Material Change:

On May 16, 2011, the Corporation announced that it had entered into an agreement to sell a portion of its Marcellus shale natural gas interests in Pennsylvania, Maryland and West Virginia for estimated proceeds of US$575 million, including closing adjustments which take into account production and capital spending from the effective date of the transaction.

5.	Full Description of Material Change:

5.1           Full Description of Material Change

On May 16, 2011, the Corporation announced that it had entered into an agreement to sell a portion of its Marcellus shale natural gas interests in Pennsylvania, Maryland and West Virginia for estimated proceeds of US$575 million, including closing adjustments which take into account production and capital spending from the effective date of the transaction.

The sold interests include approximately 91,000 net acres, primarily non-operated, in southwest and central Pennsylvania, Garrett County in Maryland and northern West Virginia, with an independent contingent resource assessment of 1.6 TcfGE of natural gas as of December 31, 2010.  Proved plus probable reserves associated with these leases at December 31, 2010 were 24.5 BcfGE and current production is approximately 5.4 MMcfGE/ per day.  The foregoing contingent resource and reserve estimates were included in the contingent resource and reserve estimates for the Marcellus resource play disclosed by the Corporation in its annual information form for the year ended December 31, 2011 dated March 11, 2011 (the "AIF"): see "Information Regarding Reserves, Resources and Operations" at the end of this material change report.  The Corporation anticipates closing the transaction by the end of the second quarter of 2011, subject to customary closing conditions.

The Corporation first entered into the Marcellus resource play in 2009 via a joint venture arrangement with Chief Oil & Gas Ltd., purchasing a 21.5% working interest in 540,000 gross acres. Subsequent to that transaction, the Corporation purchased additional leases and increased its ownership to over 200,000 net acres.

Upon conclusion of this transaction, the Corporation will retain all of its non-operated acreage in Bradford, Susquehanna, Lycoming, Columbia, Tioga, Wyoming and Sullivan counties in northern Pennsylvania as well as its operated acreage in Clinton County in Pennsylvania, Garrett County in Maryland, and Preston County in West Virginia. The Corporation will retain ownership in approximately 110,000 net acres of land with an independent best estimate of 2.3 TcfGE of natural gas contingent resource and 92 BcfGE of proved plus probable natural gas reserves, each as of December 31, 2010 and as reported in the AIF.  Of this total, approximately 60% (or 66,000 net acres) will be operated by the Corporation.

Proceeds from the transaction will more than eliminate the Corporation's current bank debt. Enerplus had forecast that the assets being sold would have an exit production of approximately 20 MMcfGE/day. Enerplus will be reviewing its capital spending and production guidance for 2011 as a result of the transaction and will provide an update at a later time.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, contact David A. McCoy, Vice President, General Counsel & Corporate Secretary of the Corporation by telephone at (403) 298-2200.

9.	Date of Report:

May 19, 2011.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This material change report contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this material change report contains forward-looking information pertaining to the following: the estimated proceeds from and the anticipated closing date of the sale; future capital and development expenditures and the timing and allocation thereof among Enerplus' resource plays and assets; the performance of and future results from Enerplus' assets and operations, including anticipated production levels, the volumes and estimated value of Enerplus' oil and gas reserves and contingent resource volumes of both the sold and retained assets; and the volume and product mix of Enerplus' oil and gas production.

The forward-looking information contained in this material change report reflects several material factors and expectations and assumptions of Enerplus including, without limitation: there will not be significant closing adjustments to the sale price; that Enerplus will conduct its operations and achieve results of operations as anticipated; that Enerplus' development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of Enerplus' reserve and resource volumes; commodity price and cost assumptions; the continued availability of adequate debt and/or equity financing and cash flow to fund Enerplus' capital and operating requirements as needed; and the extent of its liabilities. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this material change report is not a guarantee of future performance and should not be unduly relied upon. Such information  involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: unanticipated closing adjustments to the sale price; changes in commodity prices; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from development plans or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties, increased debt levels or debt service requirements; inaccurate estimation of Enerplus' oil and gas reserve and resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in Enerplus' Annual Information Form and Form 40-F described above).

The forward-looking information contained in this material change report speak only as of the date of this material report, and none of Enerplus or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

INFORMATION REGARDING RESERVES, RESOURCES AND OPERATIONS

Cubic Feet of Gas Equivalent

This material change report also contains references to "McfGE" (thousand cubic feet of gas equivalent), "MMcfGE" (million cubic feet of gas equivalent), "BcfGE" (billion cubic feet of gas equivalent) and "TcfGE" (trillion cubic feet of gas equivalent). Enerplus has adopted the standard of one barrel of oil to six thousand cubic feet of gas (1 bbl: 6 Mcf) when converting oil to McfGEs, MMcfGEs, BcfGEs and TcfGEs.  McfGEs, MMcfGEs, BcfGEs and TcfGEs may be misleading, particularly if used in isolation.  The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead.

Contingent Resource Estimates

This material change report contains estimates of "contingent resources". "Contingent resources" are not, and should not be confused with, oil and gas reserves. "Contingent resources" are defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as "contingent resources" the estimated discovered recoverable quantities associated with a project in the early evaluation stage." There is no certainty that Enerplus will produce any portion of the volumes currently classified as "contingent resources". The "contingent resource" estimates contained herein are presented as the "best estimate" of the quantity that will actually be recovered, effective as of December 31, 2010.  A "best estimate" of contingent resources means that it is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate.

For information regarding the primary contingencies which currently prevent the classification of Enerplus' disclosed "contingent resources" associated with Enerplus' Marcellus shale natural gas assets as reserves and the positive and negative factors relevant to the "contingent resource" estimate, see Enerplus' AIF, a copy of which is available on Enerplus' SEDAR profile at www.sedar.com, and a copy of the corresponding Form 40-F filed on March 11, 2011 which is available on Enerplus' EDGAR profile at www.sec.gov.

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